SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 21, 2010

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Announcement of LM Ericsson Telephone Company, dated December 21, 2010 regarding “Nina Macpherson new General Counsel at Ericsson”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: December 21, 2010

NINA MACPHERSON NEW GENERAL

COUNSEL AT ERICSSON

•	Effective January 1, 2011

•	Member of Ericsson’s Executive Leadership Team

•	Carl Olof Blomqvist to retire on March 31, 2011

Nina Macpherson is appointed Senior Vice President, General Counsel and Head of Group Function Legal Affairs at Ericsson (NASDAQ:ERIC), effective as of January 1, 2011. Macpherson is currently Vice President and Deputy Head of Group Function Legal Affairs.

Hans Vestberg, President and CEO of Ericsson, says: “I have appointed a highly of competent lawyer with broad experience and excellent leadership skills to lead this function. Nina has, from her previous positions key insights about the company and the industry.”

Macpherson has worked as an in-house lawyer and as a legal advisor to various shipping companies and as lawyer with a Swedish law firm prior to joining Ericsson in 1996 as Group Legal Counsel.

From 1999 to 2007 she held the position as Vice President, Corporate Governance and Antitrust Law. In 2007 she was appointed Vice President, Head of General Counsel’s Office and was appointed Vice President and Deputy Head of Group Function Legal Affairs, in April, 2010.

Carl Olof Blomqvist, presently General Counsel and Head of Group Function Legal Affairs, will retire on March 31, 2011 after eleven years with the company.

Macpherson will be member of Ericsson’s Executive Leadership Team as of January 1, 2011, replacing Blomqvist.

NOTES TO EDITORS:

Nina Macpherson’s biography and photos:

www.ericsson.com/ericsson/corpinfo/management/nina_macpherson.shtml

Our multimedia content is available at the broadcast room:

www.ericsson.com/broadcast_room

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 2 billion subscribers and has the leading position in managed services. The company’s portfolio comprises mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of being the “prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 80,000 employees generated revenue of SEK 206.5 billion (USD 27.1 billion) in 2009. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on OMX NASDAQ, Stockholm and NASDAQ New York.

www.ericsson.com

www.twitter.com/ericssonpress

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www.youtube.com/ericssonpress

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail:	media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail:	investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on December 21, 2010, at 07.45am CET.